MCGRIFF SEIBELS & WILLIAMS INC
ATTN:	Vic Gupta
5080 SPECTRUM DR #900E
ADDISON, TX 75001

INSURED:		GUIDESTONE FUNDS
PRODUCT:		DFIBond
POLICY NO:		81865879
TRANSACTION:		ENDT

	FEDERAL INSURANCE COMPANY
	Endorsement No.:	13	Bond
	Bond Number:	81865879
NAME OF ASSURED:	GUIDESTONE FUNDS

	DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 12 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on January 26, 2021.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2021

FEDERAL INSURANCE COMPANY

Endorsement No:	14	Bond

Bond Number:	81865879

NAME OF ASSURED: GUIDESTONE FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Guidestone Funds
MyDestination 2015 Fund
MyDestination 2025 Fund
MyDestination 2035 Fund
MyDestination 2045 Fund
MyDestination 2055 Fund
Conservative Allocation Fund
Balanced Allocation Fund
Growth Allocation Fund
Aggressive Allocation Fund
Money Market Fund
Low-Duration Bond Fund
Medium-Duration Bond Fund
Global Bond Fund
Strategic Alternatives Fund
Defensive Market Strategies Fund
Equity Index Fund
Global Real Estate Securities Fund
Value Equity Fund
Growth Equity Fund
Small Cap Equity Fund
International Equity Index Fund
International Equity Fund
Emerging Markets Equity Fund

This Endorsement applies to loss discovered after 12:01 a.m. on January 26, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 15, 2021

MCGRIFF INSURANCE SERVICES INC
ATTN:	Vic Gupta
5080 SPECTRUM DR #900E
ADDISON, TX 75001

INSURED:		GUIDESTONE FUNDS
PRODUCT:		DFIBond
POLICY NO:		81865879
TRANSACTION:		ENDT_CORR

	FEDERAL INSURANCE COMPANY
	Endorsement No.:	15	Bond
	Bond Number:	81865879
NAME OF ASSURED:	GUIDESTONE FUNDS

	DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 14 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on January 27, 2021.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 27, 2021

FEDERAL INSURANCE COMPANY

Endorsement No:	16	Bond

Bond Number:	81865879

NAME OF ASSURED: GUIDESTONE FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Guidestone Funds
MyDestination 2015 Fund
MyDestination 2025 Fund
MyDestination 2035 Fund
MyDestination 2045 Fund
MyDestination 2055 Fund
Conservative Allocation Fund
Balanced Allocation Fund
Growth Allocation Fund
Aggressive Allocation Fund
Money Market Fund
Low-Duration Bond Fund
Medium-Duration Bond Fund
Global Bond Fund
Strategic Alternatives Fund
Defensive Market Strategies Fund
Equity Index Fund
Global Real Estate Securities Fund
Value Equity Fund
Growth Equity Fund
Small Cap Equity Fund
International Equity Index Fund
International Equity Fund
Emerging Markets Equity Fund
Global Impact Fund

This Endorsement applies to loss discovered after 12:01 a.m. on January 27, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 27, 2021

EXHIBIT B

SECRETARY’S CERTIFICATE

I, Matthew A. Wolfe, Secretary of GuideStone Funds (the “Trust”), hereby certify that the following resolutions have been adopted, first by the Trustees of the Trust who are not “interested persons” of the Trust as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”) voting separately, and then by the entire Board of Trustees of the Trust voting as a whole, at a meeting duly called and held on November 12, 2020, at which a quorum was present and acting throughout:

Approval of Additions to Fidelity Bond Policy

RESOLVED, that the addition of the Global Impact Fund (the “Fund”), a new series of GuideStone Funds (the “Trust”), to the Fidelity Bond Coverage of the Trust be, and it hereby is, approved by a majority of the Board of Trustees of the Trust (the “Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (“Independent Trustees”), as the term “interested person” is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, (the “1940 Act”); and it is further

RESOLVED, that the Secretary of the Trust be, and hereby is, designated, authorized and directed to file the Bond with the U.S. Securities and Exchange Commission and give notice required under paragraph (g) of Rule 17g-1 under the 1940 Act.

Approval of Terminations from Fidelity Bond Policy

RESOLVED, that pursuant to the authority granted the Board of Trustees (the “Board”) of GuideStone Funds (the “Trust”) under Article XI, Section 3 of the Trust’s Amended and Restated Trust Instrument, the liquidation of the GuideStone Funds Extended-Duration Bond Fund, a series of the Trust (the “Fund”), on January 26, 2021, or such other date as officers of the Trust deem necessary or appropriate, and hereby is, approved; and be it further

RESOLVED, that the Board finds that the liquidation and termination of the Fund as provided for in the Plan of Liquidation and Termination presented to this meeting (the “Plan”), is in the best interests of the Fund and its shareholders; and be it further

RESOLVED, that the Plan as presented to this meeting and subject to such changes as counsel to the Trust and counsel to the Trustees who are not “interested persons” of the Trust, as the term “interested person” is defined in Section 2(a)(19) of the 1940 Act, may deem appropriate, be, and hereby is, approved.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 1st day of February of 2021.

/s/ Matthew A. Wolfe
Matthew A. Wolfe
Secretary of the Trust